

December 19, 2013

VIA E-Mail
Mr. Stuart A. Rothstein
Chief Financial Officer, Treasurer and Secretary
Apollo Residential Mortgage, Inc.
9 West 57th Street, 43rd Floor
New York, New York 10019

      Re: **Apollo Residential Mortgage, Inc.**
               Form 10-K for the year ended December 31, 2012
               Filed on March 7, 2013
               File No. 001-35246

Dear Mr. Stuart A. Rothstein:

      We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Risk Factors, page 20

If a counterparty to one of our repurchase transactions…, page 20

1.   We note your disclosure beginning on page 72 and in this risk factor with respect to your repurchase agreements. In future Exchange Act reports and to the extent applicable, please disclose each of the counterparties that holds excess collateral in excess of 5% of stockholders' equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

2.   Please revise future Exchange Act periodic reports to provide additional information regarding the nature and type of assets underlying your Non-Agency RMBS portfolio. This information can include the type of loans (sub-prime, Alt-A, or home equity lines of credit), the years of issuance (vintage), and the current credit ratings and potential changes to those ratings.

3.   Please revise future Exchange Act periodic reports to present a table with a breakdown of your Non-Agency RMBS portfolio to include the following information.   The categorization determination date for this table is the date of acquisition.

- Amount purchased at or near par,
- Amount purchased at a substantial discount broken down by rating (i.e. AA or above, below AA, or split rating).   For split ratings, please summarize the ratings category break down (e.g. an individual RMBS had one rating of AA and one rating of AAA, B+, etc.).

Critical Accounting Polices and Use of Estimates

Fair Value Measures of Financial Instruments, pages 59 – 60

4.   We note you obtain third party broker quotes validated by the use of third party pricing services to determine the fair value of your securities.   Please tell us and revise MD&A disclosures in future Exchange Act periodic filings to address the following areas:

- The number of quotes and prices you generally obtain per instrument, and if you obtain multiple quotes and prices, how you determine the ultimate value you use within your financial statements or to validate the quotes.
- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.

Consolidated Statements of Operations, page 79

5.   We note that you have included dividends declared per share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the Accounting Standards Codification (ASC).

Note 2 – Summary of Significant Accounting Policies

(d) Residential mortgage-backed Securities, page 83

6.   Please tell us and revise future Exchange Act periodic reports to discuss in detail your accounting policy for determining the final ratings utilized for your Non-Agency RMBS when multiple ratings are available.   Your disclosures should describe your analysis (i.e. highest, lowest, average, or most recent) performed in determining the appropriate rating. For situations where there are split ratings (i.e. one below AA and others above AA) in which you defer to a higher rating, please describe the rationale and factors considered in determining that the higher rating is more appropriate for the instrument.

7.   Please tell us and revise future Exchange Act periodic reports to discuss how you evaluated the guidance in paragraphs 815-10-15-72 and 73 of the ASC in determining the appropriate characterization of your IOs and IIOs as an RMBS security versus a potential derivative.

Item 9A.   Controls and Procedures, pages 101 - 102

8.   Your report indicates that management concluded that internal control over financial reporting is effective as of December 31, 2011 based on an assessment at December 31, 2012. Please clarify and/or confirm that your internal control over financial reporting is effective as of December 31, 2012 based on your assessment as of the same date.

FORM 10-Q FOR THE PERIODS ENDED MARCH 31 AND JUNE 30, 2013

Note 13 – Use of Special Purpose Entities

9.   We note you have an obligation to repurchase assets from the VIE in the event that you breach certain representations and warranties in relation to the mortgage loans sold to the VIE. Please clarify how you have complied with the disclosure requirements outlined in paragraphs 460-10-50-2 to 4 of the ASC for these guarantees. Please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Mr. Stuart A. Rothstein
Apollo Residential Mortgage, Inc.
December 19, 2013
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant